UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                               Fila Holding S.p.A.
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                                (Name of Issuer)

                                Ordinary Shares+
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                         (Title of Class of Securities)

                                   316850 30 4
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                                 (CUSIP Number)

                                Giorgio Cogliati
                              RCS MediaGroup S.p.A.
       (formerly known as "Holding di Partecipazioni Industriali S.p.A.")
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                                (011) 3902-258-41
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 11, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

----------
+     Including American Depositary Shares representing Ordinary Shares of the
      Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 316850 30 4
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1     NAME OF REPORTING PERSON:

      RCS MediaGroup S.p.A. (formerly "Holding di Partecipazioni Industriali S.p.A.")
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|
      (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      WC, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

      |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Italy
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               7     SOLE VOTING POWER

                     94,281,339 Ordinary Shares (including Ordinary Shares in
                     the form of American Depositary Shares)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            94,281,339 Ordinary Shares (including Ordinary Shares in
    WITH             the form of American Depositary Shares)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      94,281,339 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97.68%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC
--------------------------------------------------------------------------------

            This Amendment No. 7 ("Amendment No. 7") amends Items 2, 3 and 4 of
Schedule 13D previously filed and amended (as so filed and amended prior to the date hereof "Schedule 13D") by RCS MediaGroup S.p.A. (formerly named "Holding di Partecipazioni Industriali S.p.A.") and amends and restates Item 5 of Schedule 13D as follows:

            Effective May 1, 2003 Holding di Participazioni Industriali S.p.A. changed its name to RCS MediaGroup S.p.A. All references to "HDP" in Schedule 13D shall hereinafter be deemed to refer to RCS.


Item 2. Identity and Background.

            Item 2 of Schedule 13D is hereby amended by deleting Annex A thereto in its entirety and inserting Annex A to this Amendment No. 7 in lieu thereof. The names, addresses, occupations and citizenship of the executive officers and directors of RCS are set forth on Annex A hereto. Neither RCS nor, to the best of RCS' knowledge, any of its executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 of Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

            On July 28, 2003 RCS commenced an offer to purchase all issued and outstanding Fila American Depositary Shares ("Fila ADSs") representing Ordinary Shares of Fila, par value (euro) 1.00 per share (the "Ordinary Shares"), not already owned by RCS at a price of U.S.$1.12 per Fila ADS (the "Offer").

            The Offer expired on September 5, 2003. On September 8, 2003, RCS issued a press-release announcing, inter alia, the results of the Offer, its acceptance of all Fila ADSs validly tendered in the Offer and the establishment of a subsequent offering period scheduled to expire at 12:00 midnight, New York City time on Friday, September 19, 2003 (unless extended).

            On September 11, 2003, RCS delivered U.S. $7,133,059.36 to the Bank of New York in its capacity as tender agent for the Offer as payment for the 6,368,803 Fila ADSs validly tendered in the Offer (and prior to such date as part of the subsequent offering period) (the 6,368,803 Ordinary Shares so purchased in the form of Fila ADSs, the "Offer Shares"). The source of funds for RCS' purchase of the Offer Shares was RCS' working capital. As a result of RCS' acquisition of the Offer Shares, RCS' percentage ownership of Fila's share capital increased from 91.09% to 97.68%.

Item 4. Purpose of the Transaction.

            Item 4 of Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

            The aim of the Offer is to take Fila private (upon the terms described in the Offer materials filed by RCS with the SEC under cover of Schedule TO). After completion of the Offer, RCS intends to cause (i) Fila to delist the Fila ADSs from The New York Stock Exchange and (ii) Fila to terminate the depositary facility for the Fila ADSs. If after the completion of the Offer Fila has less than 300 shareholders, Fila may no longer have an obligation to comply with the reporting obligations of publicly owned companies under the Securities Exchange Act and may file a Form 15 with the SEC terminating the registration of Fila Shares under the Securities Exchange Act.

Item 5. Interest in Securities of Issuer.

            Item 5 of Schedule 13D is hereby amended and restated as follows:

            (a) - (b) RCS beneficially owns 94,281,339 Ordinary Shares (including Ordinary Shares in the form of Fila ADSs) representing 97.68% of the outstanding Ordinary Shares. RCS has sole power to vote and dispose of such Ordinary Shares.

            To the best knowledge of RCS, none of the other persons named in
Item 2 of this Schedule 13D has the sole or shared power to vote or direct the vote or the sole or shared power to dispose of any Ordinary Shares except by virtue of being members of the Board of Directors of RCS.

            (c) On September 11, 2003, RCS purchased 6,368,803 Fila ADSs representing Ordinary Shares for US$1.12 per Fila ADS. The Fila ADSs purchased by RCS were validly tendered and not withdrawn at the conclusion of the initial offering period of the Offer (or tendered in the subsequent offering period).

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2003

                                                        RCS MediaGroup S.p.A.


                                                        /s/ Giorgio Cogliati
                                                        ------------------------
                                                        Name:  Giorgio Cogliati
                                                        Title: Attorney-in-Fact

                                     ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF RCS

The names of the members of the board of directors and executive officers of RCS MediaGroup S.p.A. ("RCS") and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of Italy and the business address of each person is the business address of RCS as set forth below.

RCS MediaGroup S.p.A.
Via Angelo Rizzoli 2
20132 Milan, Italy

Name and position held                         Principal occupation
----------------------                         --------------------
Guido Roberto Vitale - Director and            Chairman of the Board of Vitale & Associati S.p.A.
Chairman of the Board

Paolo Mieli - Director and Deputy Chairman     Director in charge of supervising editorial and content
                                               matters for the RCS Group

Raffaele Agrusti - Director                    Deputy General Manager of Assicurazioni Generali S.p.A.

Roberto Bertazzoni - Director                  Chairman & Managing Director of SMEG S.p.A.

Carlo Buora - Director                         Managing Director of Telecom Italia S.p.A., Managing
                                               Director of Pirelli & C S.p.A. and Chairman of the Board of
                                               Directors of Telecom Italia Mobile S.p.A.

Franzo Grande Stevens - Director               Lawyer, Director of FIAT S.p.A., IFI S.p.A., IFIL S.p.A. and
                                               Davide Campari S.p.A.

Enrico Giliberti - Director                    Senior Partner and Founder of the law firm Gilberti
                                               Pappalettera Triscornia

Natalino Irti - Director                       Lawyer, Professor of Civil Law at the University of Rome "La
                                               Sapienza.", Vice President of Assonime (the Italian
                                               Association of joint stock companies)

Giuseppe Lucchini - Director                   Chairman of Lucchini S.p.A.

Nicolo Nefri - Director                        Chairman of Finsiel S.p.A. and of Fila Holding S.p.A.

Giangiacomo Nardozzi Tonielli - Director       Professor of Economics at the II(degree) Engineering School of Milan

Renato Pagliaro - Director                     Co-General Manager of Mediobanca S.p.A.

Corrado Passera - Director                     Managing Director of Banca Intesa S.p.A.

Alessandro Pedersoli - Director                Lawyer, Director of Banca Popolare di Bergamo-Credito
                                               Varesino and Assicurazioni Generali SpA

Carlo Pesenti - Director                       Director and Co-General Manager of Italmobiliare S.p.A. and
                                               Director and General Manager of Italcementi S.p.A.

Umberto Quadrino - Director                    Chairman of Edison S.p.A.

Maurizio Romiti - Director                     CEO and General Manager of RCS

Paolo Savona - Director                        Deputy Chairman of Impregilo S.p.A. and of Aeroporti di Roma
                                               S.p.A., Professor of Economics at the LUISS University of
                                               Rome

Francesco Tato - Director                      Consultant and Chairman of Franco Tato & Partners S.p.A.

Executive Officers

Gaetano Mele                                   General Manager

Alfredo Andreoli                               Head of Central Corporate Control Department

Antonio Concina                                Head of Corporate Communication and External Relation
                                               Department

Luigi Menghini                                 Personnel Central Manager

Gabriele Payno Ferrara                         Human Resources Development Manager

Crescenzo Pulitano                             Head of the Legal and Corporate Affairs Department

Maurizia Squinzi                               Chief Financial Officer (Head of Administration, Finance and
                                               Control Departments)

Giorgio Valerio                                Head of Group Planning, Control and Business Development


                                       2